Exhibit 99.2

September 17, 2015
TO THE SHAREHOLDERS OF
 STAR BULK CARRIERS CORP.
Enclosed is a notice of the 2015 Annual Meeting of Shareholders (the "Meeting") of Star Bulk Carriers Corp. (the "Company"), which will be held at the offices of STAR BULK SHIPMANAGEMENT (CYPRUS) LIMITED, 179, Christodoulos Hadjipavlou Street (Molos), Ground Floor, Limassol 3036, Republic of Cyprus, on October 9, 2015 at 15:00 local time, the Company's Proxy Statement and certain other related materials. These materials together with the Company's annual report on Form 20-F that contains the Company's audited financial statements for the fiscal year ended December 31, 2014 (the "Annual Report") may be found on the Company's website at www.starbulk.com. Any shareholder may receive a hard copy of the Annual Report free of charge upon written request to the Company.
At the Meeting, shareholders of the Company will consider and vote upon the following proposals:
1.            To elect three Class B Directors to serve until the 2018 Annual Meeting of Shareholders ("Proposal One");
2.            To approve the appointment of Ernst & Young (Hellas) Certified Auditors-Accountants S.A., as the Company's independent auditors for the fiscal year ending December 31, 2015 ("Proposal Two"); and
3.            To transact such other business as may properly come before the Meeting or any adjournment thereof.
Provided that a quorum is present, the following is required in order to adopt the proposals: (1) Adoption of Proposal One requires the affirmative vote of a majority of the votes cast at the Meeting by the shareholders entitled to vote at the Meeting; (2) Adoption of Proposal Two requires the affirmative vote of a majority of the shares of stock represented at the Meeting. To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least a majority of the shares issued and outstanding. If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the Meeting until a quorum is present.
YOU ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU HAVE RECEIVED IN THE MAIL. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING.  IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON SEPTEMBER 3, 2015.
ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT
Very truly yours,

Petros Pappas
Chief Executive Officer and Director

STAR BULK CARRIERS CORP.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
 TO BE HELD ON OCTOBER 9, 2015
NOTICE IS HEREBY given that the Annual Meeting of Shareholders (the "Meeting") of Star Bulk Carriers Corp. (the "Company") will be held at the offices of STAR BULK SHIPMANAGEMENT COMPANY (CYPRUS) LIMITED, 179, Christodoulos Hadjipavlou Street (Molos), Ground Floor, Limassol 3036, Republic of Cyprus on October 9, 2015 at 15:00 local time, for the following purposes, of which Proposals One and Two are more completely set forth in the accompanying Proxy Statement:
1.            To elect three Class B Directors to serve until the 2018 Annual Meeting of Shareholders ("Proposal One"); and
2.            To approve the appointment of Ernst & Young (Hellas) Certified Auditors-Accountants S.A., as the Company's independent auditors for the fiscal year ending December 31, 2015 ("Proposal Two").
3.            To transact such other business as may properly come before the Meeting or any adjournment thereof.
The board of directors has fixed the close of business on September 3, 2015 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.
Shareholders of record holding at least a majority of the shares issued and outstanding and entitled to vote who attend the Meeting in person or by proxy shall be a quorum for the purposes of the Meeting.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU HAVE RECEIVED IN THE MAIL. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON SEPTEMBER 3, 2015.
ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT

This Notice of Meeting, the Proxy Statement and certain other related materials, such as the Company's annual report on Form 20-F that contains the Company's audited financial statements for the fiscal year ended December 31, 2014 (the "Annual Report"), may be found on the Company's website at www.starbulk.com. Any shareholder may receive a hard copy of the Annual Report free of charge upon written request to the Company.
If you attend the Meeting, you may revoke your proxy and vote in person.
BY ORDER OF THE BOARD OF DIRECTORS

Georgia Mastagaki
Co Secretary
September 17, 2015

STAR BULK CARRIERS CORP.
_______________________________
PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
 TO BE HELD ON OCTOBER 9, 2015
_______________________________
INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
The enclosed proxy is solicited on behalf of the board of directors (the "Board") of Star Bulk Carriers Corp., a Marshall Islands corporation (the "Company"), for use at the Annual Meeting of Shareholders to be held at the offices of STAR BULK SHIPMANAGEMENT COMPANY (CYPRUS) LIMITED, 179, Christodoulos Hadjipavlou Street (Molos) , Ground Floor, Limassol 3036, Republic of Cyprus, on October 9, 2015 at 15:00 local time, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement together with the Notice of Meeting  and certain other related materials are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about September 17, 2015. These materials together with the Company's annual report on Form 20-F that contains the Company's audited financial statements for the fiscal year ended December 31, 2014 (the "Annual Report") may be found on the Company's website at www.starbulk.com. Any shareholder may receive a hard copy of the Annual Report free of charge upon written request to the Company.
VOTING RIGHTS AND OUTSTANDING SHARES
On September 3, 2015 (the "Record Date"), the Company had outstanding 218,934,541 shares of common stock, par value $0.01 per share (the "Common Shares"). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. Shareholders of record holding at least a majority of the shares issued and outstanding and entitled to vote and who attend the Meeting in person or by proxy shall be a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting  or any adjournment  or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.
The Common Shares are listed on The Nasdaq Global Select Market ("Nasdaq") under the symbol "SBLK."
REVOCABILITY OF PROXIES
A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at Star Bulk Management Inc., 40 Agiou Konstantinou Str. Maroussi 15124, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

 ELECTION OF DIRECTORS
The Company has nine directors on its Board, which is divided into three classes. As provided in the Company's Third Amended and Restated Articles of Incorporation and Third Amended and Restated Bylaws, the Board is divided into three classes and, after the initial term, each director is elected to serve for a three year term and until such director's successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office. The term of our three Class B directors expire at the Meeting. The Board of Directors has determined to nominate Mrs. Jennifer Box and Messrs. Koert Erhardt and Roger Schmitz, current Class B directors, for re-election as Class B directors. The Class B term will expire at the Company's 2018 Annual Meeting of Shareholders.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following three nominees. It is expected that each of the nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.
Nominees for Election to the Company's Board of Directors
Information concerning the nominees for director of the Company is set forth below:
Name	Age	Current Position
Jennifer Box	34	Class B Director
Koert Erhardt	59	Class B Director
Roger Schmitz	33	Class B Director

Certain biographical information about Mrs. Jennifer Box and Messrs. Koert Erhardt and Roger Schmitz is set forth below.
Jennifer Box, Director
Jennifer Box serves and has served since February 17, 2015 as a member of our board of directors. Ms. Box is a Managing Director in Oaktree's Opportunities Funds. Since she joined Oaktree in 2009, Ms. Box has made investments across a range of sectors including the Shipping, Power, Energy, Infrastructure, Media and Technology sectors. Prior to Oaktree, Ms. Box spent three and a half years at The Blackstone Group in the Distressed Debt group. Prior to Blackstone, she was an Associate Consultant at The Boston Consulting Group. She graduated summa cum laude with a B.S. degree in Economics and a minor in Mathematics from Duke University, where she was elected to Phi Beta Kappa. She is a CFA charterholder.

Koert Erhardt, Director
Koert Erhardt serves and has served since our inception as a member of our board of directors. He is currently the Managing Director of Augustea Bunge Maritime Ltd. of Malta. From September 2004 to December 2004, he served as the Chief Executive Officer and a member of the board of CC Maritime S.A.M., an affiliate of the Coeclerici Group, an international conglomerate whose businesses include shipping and transoceanic transportation of dry bulk materials. From 1998 to September 2004, he served as General Manager of Coeclerici Armatori S.p.A. and Coeclerici Logistics S.p.A., affiliates of the Coeclerici Group, where he created a shipping pool that commercially managed over 130 vessels with a carrying volume of 72 million tons and developed the use of the Freight Forward Agreement trading, which acts as a financial hedging mechanism for the pool. From 1994 to 1998, he served as the General Manager of Bulk Italia, a prominent shipping company which at the time owned and operated over 40 vessels. From 1990 to 1994, Mr. Erhardt served in various positions with Bulk Italia. From 1988 to 1990, he was the Managing Director and Chief Operating Officer of Nedlloyd Drybulk, the dry bulk arm of the Nedlloyd Group, an international conglomerate whose interests include container ship liner services, tankers, oil drilling rigs and ship brokering. Mr. Erhardt received his Diploma in Maritime Economics and Logistics from Hogere Havenen Vervoersschool (now Erasmus University), Rotterdam, and successfully completed the International Executive Program at INSEAD, Fontainebleau, France. Mr. Erhardt has also studied at the London School of Foreign Trade.
Roger Schmitz, Director
Roger Schmitz serves and has served since July 25, 2013 as a member of our board of directors. Mr. Schmitz is a Senior Investment Professional for Monarch Alternative Capital LP, where he is responsible for analyzing investments and potential investments in a wide variety of corporate and sovereign situations, both domestically and internationally. Prior to joining Monarch in 2006,  Mr. Schmitz was an Analyst in the Financial Sponsors Group at Credit Suisse, where he focused on leverage finance. Mr. Schmitz received an A.B., cum laude, in economics from Bowdoin College.
Required Vote. Adoption of Proposal One requires the affirmative vote of a majority of the votes cast at the Meeting by the shareholders entitled to vote at the Meeting.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO
APPROVAL OF APPOINTMENT OF
 INDEPENDENT AUDITORS
The Board is submitting for approval at the Meeting the selection of Ernst & Young (Hellas) Certified Auditors-Accountants S.A., as the Company's independent auditors for the fiscal year ending December 31, 2015.
Ernst & Young (Hellas) Certified Auditors-Accountants S.A., has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years.
All services rendered by the independent auditors are subject to review by the Audit Committee.
Required Vote. Adoption of Proposal Two requires the affirmative vote of a majority of the shares of stock represented at the Meeting.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS- ACCOUNTANTS S.A., AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2015. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact. The Board has retained Advantage Proxy as proxy solicitor in connection with the Meeting. If you have any questions or need assistance in voting your proxy, please contact Advantage Proxy at the number or email address listed below.
Advantage Proxy
24925 13th Place South
Des Moines, WA 98198
Telephone: (206) 870-8565
Email: ksmith@advantageproxy.com

EFFECT OF ABSTENTIONS
An "abstention" occurs when a shareholder sends in a proxy with explicit instructions to decline to vote regarding a particular matter (other than the election of Directors for which the choice is limited to "for" or "withhold"). Abstentions are counted as present for purposes of determining a quorum. Abstentions will not be counted in determining whether Proposals One and Two have been approved.
OTHER MATTERS
No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.
BY ORDER OF THE BOARD OF DIRECTORS

Georgia Mastagaki
Co Secretary

September 17, 2015
Majuro, Marshall Islands

STAR BULK CARRIERS CORP.
C/O STAR BULK MANAGEMENT INC.
40 AGIOU KONSTANTINOU STR.
MAROUSSI 15124
ATHENS, GREECE

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M96389-P69657 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

STAR BULK CARRIERS CORP.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF PROPOSALS ONE AND TWO BELOW.

	For All	Withhold All	For All Except
1. To elect three Class B Directors to serve until the 2018 Annual Meeting of Shareholders ("Proposal One");	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

NOMINEES:

01) Jennifer Box
02) Koert Erhardt
03) Roger Schmitz

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF STAR BULK CARRIERS CORP.

For address changes and/or comments, please check this box and write them on the back where indicated. ☐

Please indicate if you plan to attend this meeting. ☐ Yes ☐ No

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

M96390-P69657

STAR BULK CARRIERS CORP.
Annual Meeting of Shareholders
October 9, 2015 15:00 Local Time
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Spyros Capralos, as proxy, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote as designated on the reverse side of this ballot, all of the Common Shares of STAR BULK CARRIERS CORP. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 15:00 Local Time on October 9, 2015, at the offices of STAR BULK SHIPMANAGEMENT COMPANY (CYPRUS) LIMITED, 179, Christodoulos Hadjipavlou Street, (Molos) Ground Floor, Limassol 3036, Republic of Cyprus, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Address Changes/Comments: ____

____

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side